CORRESP 1

August 25, 2022

BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Abe Friedman

Re:        Starco Brands, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed May 20, 2022

File No. 000-54892

Ladies and Gentlemen:

This letter is being submitted on behalf of Starco Brands, Inc. (the “Company”) in response to the comment letter dated August 12, 2022, by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report for fiscal year ended December 31, 2021 filed on Form 10-K, filed May 20, 2022 (the “10-K”).

Concurrently with the submission of this letter, we are filing through EDGAR an Amendment to the 10-K (the “10-K/A”).

For your convenience, each responses is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 10-K/A unless otherwise specified.

Form 10-K for Fiscal Year Ended December 31, 2021 on Form 10-K
Report of Independent Registered Public Accounting Firm, page 19

1.

Please amend your filing to include a conformed signature in the audit report for the year ended December 31, 2020, and confirm to us that you received a signed report from the auditor. In doing so, ensure the amendment includes the entire annual report and appropriate updated certifications that refer to the Form 10-K/A.

Response: In response to the Staff’s comment, the Company included a conformed signature in the audit report for the year ended December 31, 2020 on page 21 of the 10-K/A. The Company confirms it received a signed report from the auditor. In addition, the certification exhibits have been updated to coincide with the filing of the Form 10-K/A.

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 32

2.	Please revise your filing to include management’s conclusion on the effectiveness of your Disclosure Controls and Procedures as of December 31, 2021.

Response: In response to the Staff’s comment, the Company updated the language regarding management’s conclusion regarding the effectiveness of its Disclosure Controls and Procedures on pages 33-34 of the 10-K/A to the following:

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Interim Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. The disclosure controls and procedures ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2021, these disclosure controls and procedures were not effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible to establish and maintain adequate internal control over financial reporting. Our Chief Executive Officer and Interim Chief Financial Officer are responsible to design or supervise a process that provides reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. The policies and procedures include:

•	maintenance of records in reasonable detail to accurately and fairly reflect the transactions and dispositions of assets,
•

reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors, and

•	reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives.

Our management, with the participation of our Chief Executive Officer and Interim Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of the end of the period December 31, 2021. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework. Based on this evaluation, our management has concluded we did not maintain effective internal control over financial reporting as of December 31, 2021.

A material weakness, as defined in the standards established by Sarbanes-Oxley, is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The ineffectiveness of the Company's internal control over financial reporting was due to the following material weaknesses:

•	Lack of an audit committee;
•	Lack of corporate documentation; and
•	Fulfillment of the Chief Executive Officer and Chief Financial Officer roles by the same person.

Should you have any questions regarding the foregoing, please do not hesitate to contact Peter Hogan at (213) 891-5076.

Sincerely,

BUCHALTER, APC

/s/ Peter Hogan